# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: APPFOLIO, INC., CIK 0001433195
CUSIP: 03783C100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 70 Castilian Drive, Santa Barbara, California (CA), 93117
Date of event which requires filing of this statement: 08/11/2026
Filed by CIK 0000938333
Persons authorized to receive notices and communications: Maurice J. Duca, c/o IGSB, Inc., 1485 E Valley Road, Suite H, Santa Barbara, California (CA), 93108, (805) 969-9292; Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California (CA), 94304, (650) 493-9300; Jose F. Macias, Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California (CA), 94304, (650) 493-9300; Douglas K. Schnell, Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California (CA), 94304, (650) 493-9300

## Reporting persons
- Maurice J Duca (CIK 0000938333): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 6,403,660; shared voting power 7,022; sole dispositive power 6,403,660; shared dispositive power 7,022; aggregate amount beneficially owned 6,410,682 (21.2% of the class)
  Comment: In accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, the Reporting Person's beneficial ownership percentage was determined by dividing (a) the sum of (i) the outstanding Class A Shares (as defined below) beneficially owned by the Reporting Person and (ii) the number of Class A Shares that the Reporting Person is entitled to acquire upon conversion of the outstanding Class B Shares (as defined below) beneficially owned by the Reporting Person at any time within the next 60 days (all of which are immediately convertible); by (b) the sum of (i) the 24,087,367 Class A Shares reported by the Issuer (as defined below) as being outstanding as of July 16, 2026, and (ii) the 6,107,513 Class A Shares that the Reporting Person is entitled to acquire upon conversion of the Reporting Person's Class B Shares at any time within the next 60 days.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: APPFOLIO, INC.
Address of issuer's principal executive offices: 70 Castilian Drive, Santa Barbara, California (CA), 93117
Comment: This Amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D filed on November 10, 2022, as amended by Amendment No. 1 and Amendment No. 2 thereto, which were filed with the Securities and Exchange Commission on March 6, 2023 and July 19, 2024, respectively (as amended, the "Schedule 13D"), by the Reporting Person relating to the Shares. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the "Statement" will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and (b) is amended and restated as follows:

(a) and (b) The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated by reference. As of 4:00 p.m., Eastern time, on August 13, 2026, the Reporting Person beneficially owned 6,410,682 Shares, representing approximately 21.2% of the outstanding Class A Shares. Such percentage was calculated by dividing (a) the sum of (i) the outstanding Class A Shares beneficially owned by the Reporting Person and (ii) the number of Class A Shares that the Reporting Person is entitled to acquire upon conversion of the outstanding Class B Shares beneficially owned by the Reporting Person at any time within the next 60 days (all of which are immediately convertible); by (b) the sum of (i) the 24,087,367 Class A Shares reported by the Issuer as being outstanding as of July 16, 2026, and (ii) the 6,107,513 Class A Shares that the Reporting Person is entitled to acquire upon conversion of the Reporting Person's Class B Shares at any time within the next 60 days. Based on the 11,329,625 Class B Shares reported by the Issuer as being outstanding as of July 16, 2026, the Reporting Person's beneficial ownership of Shares represents 44.7% of the Issuer's total voting power. All outstanding Share numbers are taken from the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026.

The Reporting Person is sole trustee of a pension trust and, in that capacity, possesses sole voting and dispositive power over 61,932 Class A Shares and 2,382,136 Class B Shares. The Reporting Person does not have and disclaims any pecuniary interest in such Shares.

The Reporting Person is the managing member of IGSB Cardinal Core BV, LLC, a California limited liability company, and, in that capacity, possesses sole voting and dispositive power over 9,805 Class A Shares and 4,995 Class B Shares. However, the Reporting Person disclaims beneficial ownership in these Class A Shares and Class B Shares, except to the extent of any pecuniary interest he may have therein.

A trust, of which the Reporting Person is trustee, owns 16,224 Class A Shares and 79,442 Class B Shares.

The Reporting Person is the managing member of IGSB Gaucho Fund I, LLC, a California limited liability company, and, in that capacity, possesses sole voting and dispositive power over 142,857 Class A Shares and 142,858 Class B Shares. However, the Reporting Person disclaims beneficial ownership in these Class A Shares and Class B Shares, except to the extent of any pecuniary interest he may have therein.

The Reporting Person is the managing member of IGSB Cardinal I, LLC, a California limited liability company, and, in that capacity, possesses sole voting and dispositive power over 26,667 Class A Shares and 26,666 Class B Shares. However, the Reporting Person disclaims beneficial ownership in these Class A Shares and Class B Shares, except to the extent of any pecuniary interest he may have therein.

A charitable remainder trust, of which the Reporting Person is a co-trustee, owns 7,022 Class A Shares. Although such Shares are included in this Statement, the Reporting Person does not have a pecuniary interest in, and disclaims beneficial ownership of, such Shares.

All remaining Shares reported on this Statement as beneficially owned by the Reporting Person are held in one or more IRAs for the benefit of the Reporting Person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following item is filed as an exhibit:

Transactions by the Reporting Person in the Past 60 Days

## Signatures
- Maurice J Duca: /s/ Maurice J. Duca, Maurice J. Duca (08/13/2026)